Exhibit 99.1

SECOND QUARTER 2022

EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS SECOND QUARTER 2022 RESULTS

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q2 2022 Report to Shareholders and Supplementary Financial Information are available at: http://www.rbc.com/investorrelations.

Net Income $4.3 Billion Up 6% YoY	Diluted EPS[1] $2.96 Up 7% YoY	PCL[2] $(342) Million PCL on loans ratio[3] down 23 bps[4] QoQ	ROE[5] 18.4% Down 100 bps YoY	CET1 Ratio[6] 13.2% Robust capital levels, up 40 bps YoY

TORONTO, May 26, 2022 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $4.3 billion for the quarter ended April 30, 2022, up $238 million or 6% from the prior year, with strong diluted EPS growth of 7% over the same period. Our results this quarter included releases of provisions on performing loans of $504 million, higher than the $260 million of provisions released last year, mainly driven by reduced uncertainty relating to the COVID-19 pandemic which was partially tempered by increased downside risks, including rising inflation and interest rates. Net income also benefitted from net favourable tax adjustments in the current quarter. Personal & Commercial Banking, Wealth Management and Insurance saw strong earnings growth. Investor & Treasury Services results were largely unchanged from last year, and Capital Markets results were down from record second quarter earnings last year.

Pre-provision, pre-tax earnings7 of $5.0 billion were down $124 million or 2% from a year ago, mainly reflecting lower Capital Markets revenue compared to elevated levels last year, lower spreads, and higher salaries, technology investments and discretionary costs to support strong client-driven growth. Changes in the fair value of hedges related to our U.S. share-based compensation plans also impacted revenue. These factors were partially offset by strong growth in volumes and fee-based client assets, and lower variable and share-based compensation.

Compared to last quarter, net income was up $158 million or 4% with higher results in Personal & Commercial Banking, Corporate Support, Insurance and Investor & Treasury Services, partially offset by lower results in Capital Markets and Wealth Management.

The PCL on loans ratio of (18) bps was down 23 bps from last quarter, primarily due to releases of provisions in Personal & Commercial Banking in the current quarter as compared to provisions taken in the prior quarter. The PCL on impaired loans ratio of 9 bps was unchanged from last quarter.

Our capital position remained robust, with a Common Equity Tier 1 (CET1) ratio of 13.2% while supporting strong client-driven organic growth. In addition, this quarter we returned $3.6 billion to our shareholders through common share buybacks and dividends. And today, we declared a quarterly dividend of $1.28 per share reflecting an increase of $0.08 or 7%. We also had a strong average Liquidity Coverage Ratio (LCR) of 121%.

“The resilience of our diversified business model, prudent risk and capital management, and strategic investments in talent and technology continued to define our performance in the second quarter. We remain well-positioned for future growth, and to deliver differentiated long-term value for our clients, employees and shareholders. At a time when geopolitical tensions, inflationary pressures and global supply chain issues are creating an uncertain macroeconomic backdrop, I’m proud of how RBC employees continue to drive positive change in our communities and deliver trusted advice and insights for those we serve. We will continue to leverage our scale and financial strength, and the powerful combination of our people and culture, to play a leading role in shaping a thoughtful transition to net zero and an inclusive post-pandemic future.”

– Dave McKay, RBC President and Chief Executive Officer

Q2 2022 Compared to Q2 2021	• Net income of $4,253 million • Diluted EPS of $2.96 • ROE of 18.4% • CET1 ratio of 13.2%	h 6% h 7% i 100 bps h 40 bps

Q2 2022 Compared to Q1 2022	• Net income of $4,253 million • Diluted EPS of $2.96 • ROE of 18.4% • CET1 ratio of 13.2%	h 4% h 4% h 110 bps i 30 bps

YTD 2022 Compared to YTD 2021	• Net income of $8,348 million • Diluted EPS of $5.80 • ROE of 17.9%	h 6% h 7% i 110 bps

1	Earnings per share (EPS).
2	Provision for credit losses (PCL).
3	PCL on loans ratio is calculated as PCL on loans as a percentage of average net loans and acceptances.
4	Basis points (bps).

5	Return on equity (ROE). For further information, refer to the Key performance and non-GAAP measures section on page 3 of this Earnings Release.
6	This ratio is calculated by dividing Common Equity Tier 1 (CET1) by risk-weighted assets, in accordance with OSFI’s Basel III Capital Adequacy Requirements guideline.
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Pre-provision, pre-tax earnings is calculated as income (Q2 2022: $4,253 million; Q2 2021: $4,015 million) before income taxes (Q2 2022: $1,055 million; Q2 2021: $1,171 million) and PCL (Q2 2022: $(342) million; Q2 2021: $(96) million). This is a non-GAAP measure. For further information, refer to the Key performance and non-GAAP measures section on page 3 of this Earnings Release.

Personal & Commercial Banking

Net income of $2,234 million increased $326 million or 17% from a year ago, primarily attributable to lower PCL. Higher net interest income in Canadian Banking reflecting volume growth of 10% in average deposits and 9% in average loans (including strong business volume and residential mortgage growth benefitting from housing activity) that more than offset the impact of lower spreads also contributed to the increase.

Compared to last quarter, net income increased $260 million or 13%, primarily attributable to lower PCL, largely driven by higher releases of provisions on performing loans in the current quarter reflecting reduced uncertainty relating to the COVID-19 pandemic, partially tempered by increased downside risks. Lower staff-related costs also contributed to the increase. Net interest income remained relatively flat as higher spreads, reflecting the rising interest rate environment, and average volume growth of 1% more than offset the impact of three less days in the current quarter. These factors were partially offset by the impact of realized gains from commercial mortgage securitization activities in the prior quarter and lower average mutual fund balances, driving lower distribution fees.

Wealth Management

Net income of $750 million increased $67 million or 10% from a year ago, primarily due to higher average fee-based client assets reflecting net sales and market appreciation. Higher net interest income driven by average volume growth also contributed to the increase. These factors were partially offset by higher variable compensation, higher staff-related costs, as well as lower transactional revenue.

Compared to last quarter, net income decreased $45 million or 6%, mainly reflecting the impact of a partial release of a legal provision in U.S. Wealth Management (including City National) in the prior quarter. Lower average fee-based client assets largely reflecting unfavourable market conditions, as well as a decline in transactional revenue also contributed to the decrease. These factors were partially offset by gains on the sale of certain non-core affiliates, as well as higher net interest income reflecting the rising interest rate environment.

Insurance

Net income of $206 million increased $19 million or 10% from a year ago, primarily due to higher favourable investment-related experience.

Compared to last quarter, net income increased $9 million or 5%, primarily due to improved claims experience. This was partially offset by the impact of changes in new business mix, including lower new longevity reinsurance contracts.

Investor & Treasury Services

Net income of $121 million remained relatively flat as higher client deposit revenue was offset by higher technology-related costs, a favourable sales tax adjustment in the prior year and higher legal costs.

Compared to last quarter, net income increased $3 million or 3%, mainly driven by higher client deposit revenue reflecting improved client deposit margins. The impact of annual regulatory costs in the prior quarter and lower taxes also contributed to the increase. These factors were largely offset by lower funding and liquidity revenue reflecting a benefit from money market opportunities in the prior quarter.

Capital Markets

Net income of $795 million decreased $276 million or 26% from a year ago, mainly due to lower Global Markets revenue largely resulting from lower fixed income and equity trading revenue primarily in the U.S. Higher PCL and lower revenue in Corporate and Investment Banking also contributed to the decrease. These factors were partially offset by lower compensation on decreased results.

Compared to last quarter, net income decreased $235 million or 23%, mainly due to lower fixed income and equity trading revenue across most regions as the prior quarter benefitted from stronger client activity. Lower equity and debt origination across most regions, as well as lower M&A and loan syndication activity largely in the U.S., also contributed to the decrease. These factors were partially offset by lower compensation on decreased results.

Capital, Liquidity and Credit Quality

Capital – As at April 30, 2022, our CET1 ratio was 13.2%, down 30 bps from last quarter, mainly reflecting risk-weighted asset growth (excluding FX), share repurchases and the unfavourable impact of fair value other comprehensive income adjustments, partially offset by net internal capital generation.

Liquidity – For the quarter ended April 30, 2022, the average LCR was 121%, which translates into a surplus of approximately $64 billion, compared to 124% and a surplus of approximately $70 billion in the prior quarter. LCR has moderately declined compared to the prior quarter mainly reflecting growth in retail and wholesale loans that was largely offset by increases in client deposits and issuance of term funding.

The Net Stable Funding Ratio (NSFR) as at April 30, 2022 was 113%, which translates into a surplus of approximately $97 billion, compared to 113% and a surplus of approximately $98 billion in the prior quarter. NSFR remained flat compared to the prior quarter as growth in retail and wholesale loans was offset by increases in client deposits, issuance of term funding as well as changes in the composition of our securities portfolios.

Credit Quality

Q2 2022 vs. Q2 2021

Total PCL of $(342) million decreased $246 million from a year ago. PCL on loans of $(330) million decreased $247 million, largely due to releases of provisions in Personal & Commercial Banking in the current quarter as compared to provisions taken in the prior year. This was partially offset by lower releases of provisions in Capital Markets. The PCL on loans ratio of (18) bps decreased 13 bps. The PCL on impaired loans ratio of 9 bps decreased 2 bps.

PCL on performing loans of $(504) million decreased $244 million, primarily due to higher releases of provisions in Personal & Commercial Banking. Reduced uncertainty relating to the COVID-19 pandemic drove a higher release, partially tempered by increased downside risks including rising inflation and interest rates. This was partially offset by lower releases of provisions in Capital Markets.

PCL on impaired loans of $174 million decreased $3 million or 2%. Lower provisions in Personal & Commercial Banking were offset by provisions in the current year as compared to recoveries in the prior year in Capital Markets.

Q2 2022 vs. Q1 2022

Total PCL decreased $447 million from last quarter. PCL on loans was $(330) million as compared to $100 million last quarter, primarily due to releases of provisions in Personal & Commercial Banking in the current quarter as compared to provisions taken in the prior quarter. The PCL on loans ratio decreased 23 bps. The PCL on impaired loans ratio remained flat.

PCL on performing loans decreased $424 million, primarily reflecting higher releases of provisions in the current quarter in Personal & Commercial Banking. Reduced uncertainty relating to the COVID-19 pandemic drove a higher release, partially tempered by increased downside risks including rising inflation and interest rates.

PCL on impaired loans decreased $6 million or 3%, primarily due to lower provisions in Personal & Commercial Banking, partially offset by provisions taken in the current quarter as compared to recoveries in the prior quarter in Capital Markets.

Key performance and non-GAAP measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income, ROE and non-GAAP measures, including pre-provision, pre-tax earnings. Certain financial metrics, including ROE and pre-provision, pre-tax earnings do not have any standardized meanings under GAAP and may not be comparable to similar measures disclosed by other financial institutions. We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. We use pre-provision, pre-tax earnings to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of the credit cycle. We believe that certain non-GAAP measures are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance.

Additional information about ROE and other key performance and non-GAAP measures can be found under the Key performance and non-GAAP measures section of our Q2 2022 Report to Shareholders.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Earnings Release, in other filings with Canadian regulators or the SEC, in other reports to shareholders, and in other communications, including statements by our President and Chief Executive Officer. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals. The forward-looking information contained in this Earnings Release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, competitive, legal and regulatory environment, and systemic risks and other risks discussed in the risk sections and Impact of COVID-19 pandemic section of our annual report for the fiscal year ended October 31, 2021 (the 2021 Annual Report) and the Risk management section of our Q2 2022 Report to Shareholders; including business and economic conditions in the geographic regions in which we operate, information technology and cyber risks, environmental and social risk (including climate change), digital disruption and innovation, Canadian housing and household indebtedness, geopolitical uncertainty, privacy, data and third party related risks, regulatory changes, culture and conduct, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and the emergence of widespread health emergencies or public health crises such as pandemics and epidemics, including the COVID-19 pandemic and its impact on the global economy, financial market conditions and our business operations, and financial results, condition and objectives. In addition, as we work to advance our climate goals, external factors outside of RBC’s reasonable control may act as constraints on their achievement, including varying decarbonization efforts across economies, the need for thoughtful climate policies around the world, more and better data, reasonably supported methodologies, and technological advancements, the evolution of consumer behavior, the challenges of balancing interim emissions goals with an orderly and just transition, and other significant considerations such as legal and regulatory obligations.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this Earnings Release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook sections in our 2021 Annual Report, as updated by the Economic, market and regulatory review and outlook section of our Q2 2022 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections and Impact of COVID-19 pandemic section of our 2021 Annual Report and the Risk management section of our Q2 2022 Report to Shareholders. Information contained in or otherwise accessible through the websites mentioned does not form part of this Earnings Release. All references in this Earnings Release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q2 2022 Report to Shareholders at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for May 26, 2022 at 8:30 a.m. (EST) and will feature a presentation about our second quarter results by RBC executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 1408176#). Please call between 8:20 a.m. and 8:25 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EST) from May 26, 2022 until August 23, 2022 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 7934665#).

Media Relations Contacts

Gillian McArdle, Senior Director, Communications, Group Risk Management and Finance, gillian.mcardle@rbccm.com, 416-842-4231

Christine Stewart, Director, Financial Communications, christine.stewart@rbc.com, 416-456-5322

Investor Relations Contacts

Asim Imran, Vice President, Head of Investor Relations, asim.imran@rbc.com, 416-955-7804

Marco Giurleo, Senior Director, Investor Relations, marco.giurleo@rbc.com, 437-239-5374

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 89,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.

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